

Mail Stop 4561

August 18, 2006

Robert J. Simmons
Chief Financial Officer
E*Trade Financial Corporation
135 East 57th Street
New York, New York 10022

> **Re:** **E*Trade Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Forms 10-Q for the Fiscal Quarters Ended June 30, 2006 and March 31, 2006**
> **File No. 1-11921**

Dear Mr. Simmons:

We have reviewed the responses in your letter filed on August 3, 2006 and have the following additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

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Form 10-K for the Fiscal Year Ended December 31, 2005

Consolidated Statements of Income, page 68

1.   We note your response to comment 3 from our letter dated July 18, 2006, that you do not track costs related to each of your separately presented revenue line items and your current presentation is consistent with how you manage your business. We believe that Rule 5-03 of Regulation S-X requires you to present cost of services and selling, general and administrative expenses separately. If you

believe that providing this information would involve undue cost and burden, please provide us with support for your determination, including your estimate of changes that would need to be made and the time and resources involved.

2. In your response to comment 3 from our letter dated July 18, 2006, you further state that you track costs in the categories indicated on the income statement. In future filings please disclose how you manage and analyze your financial results including how you determine the prices for your services, determine the proper cost structure, and manage the overall profitability of your business. Please provide us with your proposed future disclosure.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Dave Irving, Staff Accountant, at (202) 551-3321, or me at (202) 551-3423 if you any questions.

Sincerely,

Amit Pande
Assistant Chief Accountant